Via Facsimile and U.S. Mail
Mail Stop 6010


June 20, 2005


Mr. Robert P. Heller
Vice President of Finance and Chief Financial Officer
National Home Health Care Corp.
700 White Plains Road
Scarsdale, NY  10583

Re:	National Home Health Care Corp.
	Form 10-K for the fiscal year ended July 31, 2004
	File No. 000-12927

Dear Mr. Heller:

      We have reviewed your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended July 31, 2004 filed on October 29,
2004

Management`s Discussion and Analysis, page 19

Critical Accounting Policies, page 21

1. Please provide to us the following information:

a. For each period presented, quantify the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2004, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2003 and the amount of the new estimate or settlement amount that was recorded during 2004.


b. In a comparative tabular format, please provide the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management`s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. Please indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not have the capacity to provide an aging schedule of your receivables, confirm that fact for us and clarify how this affects your ability to estimate your allowance for bad debts.
c. If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and tell us the historical percentage of amounts that get reclassified into self-pay.
d. Provide to us a description of the steps you take in collecting accounts receivable, including when you determine a receivable is recorded as a bad debt and when a write off is recorded. State the threshold (amount and age) for account balance write-offs.
e. Tell us why you do not believe that the above information should be disclosed in your filing.

2. We noted in the Notes to the Consolidated Financial Statements that you defer recognition of revenue for amounts received prior to completion of services rendered. Please provide to us how you determine the amount of revenue to be deferred and your policy for recognizing this deferred amount during the episode of care.

*    *    *    *
	Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:





* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christine Allen, staff accountant, at (202)
551-3652 or Kevin Woody, Branch Chief, at (202) 551-3629 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,



								Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Mr. Robert P. Heller
National Home Health Care Corp.
June 20, 2004
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